This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

December 20, 2005

Item 3: Press Release

A Press release dated and issued December 20, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska announces the closing of private placement announced December 2, 2005.

Item 5: Full Description of Material Change

Vancouver, BC – December 20, 2005.  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that further to its news release of December 1, 2005, the Company has now completed the flow-through common share portion of its non-brokered private placement and accordingly has issued 5,000,000 flow-through common shares at a purchase price of $0.40 per share for gross proceeds of $2,000,000.  An aggregate of $139,650 and 349,125 warrants to purchase one additional common share at a purchase price of $0.40 for a period of 12 months from the date of closing has been paid for finder fees in connection with this financing.

In addition, the Company has also completed the unit portion of its non-brokered private placement and has issued 1,353,791 units at a purchase price of $0.37 per unit for gross proceeds of $500,902.67.  Each Unit consists of one common share and one non-transferable common share purchase warrant and each warrant entitles the holder thereof to purchase one additional common share at a purchase price of $0.45 for a period of 12 months from the date of closing.  An aggregate of $34,674.69 and 93,715 warrants to purchase one additional common share at a purchase price of $0.40 for a period of 12 months from the date of closing has been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on April 17, 2006.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____December 20, 2005____________

Date

“Harry Barr”

_______________________________

Signature of authorized signatory

__Harry Barr_____________________

Print name of signatory

__Corporate Secretary_____________

Official capacity